Exhibit 11

ALLTEL CORPORATION

STATEMENT RE:  COMPUTATION OF PER SHARE EARNINGS

(Millions, except per share amounts)

For the years ended December 31,	2003	2002	2001	2000	1999
Income from continuing operations	$953.5	$850.1	$978.0	$1,882.7	$699.7
Income from discontinued operations	361.0	74.2	69.5	82.7	83.9
Cumulative effect of accounting change	15.6	—	19.5	(36.6)	—
Less: preferred stock dividends	(0.1)	(0.1)	(0.1)	(0.1)	(0.9)
Net income applicable to common shares	1,330.0	924.2	1,066.9	1,928.7	782.7
Adjustment for convertible preferred stock dividends	0.1	0.1	0.1	0.1	0.2
Net income applicable to common shares assuming conversion of preferred stock	$1,330.1	$924.3	$1,067.0	$1,928.8	$782.9
Weighted average common shares outstanding for the year	311.8	311.0	311.4	314.4	312.8
Increase in shares, which would result from the assumed conversion of:
Exercise of stock options	0.7	1.0	1.8	2.4	3.6
Conversion of convertible preferred stock	0.3	0.3	0.3	0.4	0.4
Weighted average common shares outstanding, assuming conversion of above securities	312.8	312.3	313.5	317.2	316.8
Basic earnings per share:
Income from continuing operations	$3.06	$2.73	$3.14	$5.99	$2.23
Income from discontinued operations	1.16	.24	.22	.26	.27
Cumulative effect of accounting change	.05	—	.06	(.12)	—
Net income	$4.27	$2.97	$3.42	$6.13	$2.50
Diluted earnings per share:
Income from continuing operations	$3.05	$2.72	$3.12	$5.94	$2.21
Income from discontinued operations	1.15	.24	.22	.26	.26
Cumulative effect of accounting change	.05	—	.06	(.12)	—
Net income	$4.25	$2.96	$3.40	$6.08	$2.47